Pricing supplement no. 1317
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 115-II dated June 2, 2008*

Registration Statement No. 333-130051
Dated June 3, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. $1,224,000 **Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities due June 6, 2013**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 6, 2013*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a weighted diversified basket of commodities composed of Silver, Natural Gas, Copper, Aluminum and Platinum over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on June 3, 2008 and are expected to settle on or about June 6, 2008.

Key Terms

Basket:	The notes are linked to a weighted Basket consisting of Silver ("Silver," Bloomberg symbol "SLVRLN"), Natural Gas ("Natural Gas," Bloomberg symbol "NG1"), Copper Grade A ("Copper," Bloomberg symbol "LOCADY"), "Primary Aluminum ("Aluminum," Bloomberg symbol "LOAHDY") and Platinum ("Platinum," Bloomberg symbol "PLTMLNPM") (each, a "Basket Component," and collectively, the "Basket Components").
Component Weightings:	The Silver Weighting is 35%, the Natural Gas Weighting is 25%, the Copper Weighting is 15%, the Aluminum Weighting is 15% and the Platinum Weighting is 10% (each a "Component Weighting," and collectively, the "Component Weightings").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	100%
Basket Return:	$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$
Starting Basket Level:	Set equal to 100 on the pricing date, which was June 3, 2008.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level on any trading day will be calculated as follows: 100 x [1 + (Silver Return * Silver Weighting) + (Natural Gas Return * Natural Gas Weighting) + (Copper Return * Copper Weighting) + (Aluminum Return * Aluminum Weighting) + (Platinum Return * Platinum Weighting)] The returns set forth in the formula above reflect the performance of each Basket Component from the relevant settlement price or fixing per troy ounce on the pricing date to the relevant settlement price or fixing per troy ounce on such trading day. For more information on the calculation of the returns for the Basket Components, see "Selected Purchase Considerations — Component Returns" in this pricing supplement.
Observation Date:	June 3, 2013*
Maturity Date:	June 6, 2013*
CUSIP:	48123M6L1

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 115-II.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-14 of the accompanying product supplement no. 115-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 115-II, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$40.80	$959.20
Total	$1,224,000	$49,939.20	$1,174,060.80

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $40.80 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. JPMSI will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. The concessions of $25.00 include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See "Underwriting" beginning on page PS-63 of the accompanying product supplement no. 115-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 3, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 115-II dated June 2, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated June 2, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 115-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 115-II dated June 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002927/e31822-424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.

- **BASKET COMPONENT RETURNS** — The Silver Return is the performance of Silver, expressed as a percentage, from the official Silver fixing per troy ounce of Silver for delivery in London through a member of the London Bullion Market Association (the "LBMA") authorized to effect such delivery, stated in U.S. cents, as calculated by the LBMA on the pricing date to the official Silver fixing per troy ounce of Silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as calculated by the LBMA on the Observation Date. The Natural Gas Return is the performance of Natural Gas, expressed as a percentage, from the official settlement price on the New York Mercantile Exchange (the "NYMEX") (the first nearby month futures contract for Henry Hub Natural Gas), stated in U.S. dollars, on the pricing date to the official settlement price on the on the NYMEX (the first nearby month futures contract for Henry Hub Natural Gas), stated in U.S. dollars, for Natural Gas on the Observation Date. Each of the Aluminum Return and the Copper Return reflects the performance of the relevant Basket Component, expressed as a percentage, from the official U.S. dollar cash buyer settlement price per metric ton quoted by the London Metal Exchange (the "LME") on the pricing date for such Basket Component to the official U.S. dollar cash buyer settlement price per metric ton quoted by the LME for such Basket Component on the Observation Date. The Platinum Return reflects the performance of Platinum, expressed as a percentage, from the official afternoon Platinum fixing per troy ounce gross of Platinum for delivery in Zurich through a member of the London Platinum and Palladium Market (the "LPPM") authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM on the pricing date to the official afternoon Platinum fixing per troy ounce gross of Platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 115-II.

- **DIVERSIFICATION OF THE BASKET COMPONENTS** — Because Silver makes up 35% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of Silver.
  The return on the notes is linked to a weighted basket consisting of five commodities—Silver, which is traded on LBMA, Natural Gas, which is traded on NYMEX, Aluminum and Copper, which are traded on the LME, and Platinum, which is traded on LLPM. The value of the Basket is based on the Basket Component Returns described above. For additional information about each Basket Component, see the information set forth under "The Basket Components" in the accompanying product supplement no. 115-II.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 115-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.16%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount note consists of a single payment at maturity, equal to $1,290.21. Assuming a semiannual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
June 6, 2008 through December 31, 2008.....	$ 29.33	$ 29.33
January 1, 2009 through December 31, 2009	$ 53.80	$ 83.13
January 1, 2010 through December 31, 2010	$ 56.61	$ 139.74
January 1, 2011 through December 31, 2011	$ 59.57	$ 199.31
January 1, 2012 through December 31, 2012	$ 62.68	$ 261.99
January 1, 2013 through June 6, 2013	$ 28.22	$ 290.21

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, any of the Basket Components or any futures contracts on, exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the Basket Components for which there is an active secondary market. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 115-II dated June 2, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the commodities included in the Basket. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.

- **CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline in value. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components, particularly if the Basket Component or Components that appreciate are of relatively low weight in the Basket. There can be no assurance that the Ending Basket Level will be greater than the Starting Basket Level. If the Basket Return is negative or zero, you will only receive the principal amount of your notes at maturity.

- **INVESTMENTS RELATED TO THE VALUE OF THE BASKET COMPONENTS MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The value of each Basket Component is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Basket Components to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **THE MARKET PRICE OF SILVER WILL AFFECT THE VALUE OF THE NOTES** — Because silver makes up 35% of the Basket, we expect that generally the market value of the notes will depend in part on the market price of silver. Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

- **NO INTEREST IN THE BASKET COMPONENTS OR CERTAIN OTHER COMMODITY-RELATED CONTRACTS** — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that owners of the Basket Components or holders of forward or futures contracts on or other instruments linked to the Basket Components or such commodities have. The return on your notes will not reflect the return you would realize if you actually purchased the Basket Components or exchange-traded or over-the-counter instruments based on any of the Basket Components.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs,

JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities

PS- 2

including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the value of the Basket Components;
  - supply and demand trends for each Basket Component at any time;
  - the market price of the Basket Components;
  - a variety of economic, financial, political and regulatory, geographical, meteorological or judicial events;
  - interest and yield rates in the market generally;
  - the time remaining to the maturity of the notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80% and reflects a Participation Rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate	Additional Amount		Principal		Payment at Maturity
180	80.00%	80.00%	$800	+	$1,000	=	$1,800
170	70.00%	70.00%	$700	+	$1,000	=	$1,700
160	60.00%	60.00%	$600	+	$1,000	=	$1,600
150	50.00%	50.00%	$500	+	$1,000	=	$1,500
140	40.00%	40.00%	$400	+	$1,000	=	$1,400
130	30.00%	30.00%	$300	+	$1,000	=	$1,300
120	20.00%	20.00%	$200	+	$1,000	=	$1,200
115	15.00%	15.00%	$150	+	$1,000	=	$1,150
110	10.00%	10.00%	$100	+	$1,000	=	$1,100
100	0.00%	0.00%	$0	+	$1,000	=	$1,000
90	-10.00%	N/A	$0	+	$1,000	=	$1,000
85	-15.00%	N/A	$0	+	$1,000	=	$1,000
80	-20.00%	N/A	$0	+	$1,000	=	$1,000
70	-30.00%	N/A	$0	+	$1,000	=	$1,000
60	-40.00%	N/A	$0	+	$1,000	=	$1,000
50	-50.00%	N/A	$0	+	$1,000	=	$1,000
40	-60.00%	N/A	$0	+	$1,000	=	$1,000
30	-70.00%	N/A	$0	+	$1,000	=	$1,000
20	-80.00%	N/A	$0	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.
Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120-100)/100] \times 100\%) = \$1,200$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110.

Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110-100)/100] \times 100\%) = \$1,100$$

Historical Information

The following graphs show the historical weekly performance of each Basket Component as well as the Basket as a whole, from January 3, 2003 through May 30, 2008. The graph of the historical Basket performance assumes the Basket level on January 3, 2003 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The Silver fixing per Troy ounce on June 3, 2008 was $1682.00. The Natural Gas settlement price on June 3, 2008 was $12.221. The Copper settlement price on June 3, 2008 was $8060.00. The Aluminum settlement price on June 3, 2008 was $2871.00. The Platinum fixing per troy ounce on June 3, 2008 was $2009.00. We obtained the various settlement prices and fixings per troy ounce for the various Basket Components from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The historical settlement prices and fixings per troy ounce of the Basket Components and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of any Basket Component on the Observation Date. Although unlikely, we cannot give you assurance that the performance of the Basket Components will result in the return of more than the principal amount of your notes.













JPMorgan Structured Investments —
Principal Protected Notes Linked to a Weighted Basket Consisting of Five Commodities

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